Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The unaudited pro forma combined balance sheet as of December 31, 2023 gives pro forma effect to the Transactions as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the six months ended December 31, 2023 and for the twelve months ended June 30, 2023 gives pro forma effect to the Transactions as if they had occurred as of the beginning of the earliest period presented. The pro forma financial information is presented based on Holdco’s financial statements as of and for the year ended June 30, 2023, as the business combination will be treated as a reverse merger. Holdco has been determined to be the “acquiror” with its most recent fiscal year of June 30, 2023. See “Accounting for the Transactions”.

This information should be read together with Holdco’s and Plutonian’s audited financial statements and related notes, “Holdco’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Plutonian’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The unaudited pro forma combined balance sheet as of December 31, 2023 has been prepared using the following:

●	Holdco’s historical consolidated balance sheet as of December 31, 2023, and

●	Plutonian’s historical balance sheet as of December 31, 2023.

The unaudited pro forma combined statements of operations for the six months ended December 31, 2023 has been prepared using the following:

●	Holdco’s historical consolidated statements of operations for the six months ended December 31, 2023, and

●	Plutonian’s historical statements of operations for the year ended December 31, 2023 and for the six months ended June 30, 2023.

The unaudited pro forma combined statements of operations for the twelve months ended June 30, 2023 has been prepared using the following:

●	Holdco’s historical consolidated statements of operations for the year ended June 30, 2023, and

●	Plutonian’s historical statements of operations for the year ended December 31, 2022 and for the nine months ended September 30, 2023 and 2022.

Description of the Transactions

On October 9, 2023, Plutonian, PubCo, Holdco, Merger Sub 1 and Merger Sub 2 entered into the Merger Agreement.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, at the Closing, (i) Merger Sub 1 will merge with and into the Holdco (the “Initial Merger”) whereby the separate existence of Merger Sub 1 will cease and Holdco will be the surviving corporation of the Initial Merger and become a wholly owned subsidiary of PubCo, and (ii) following the Initial Merger Effective Time, Merger Sub 2 will merge with and into SPAC (the “SPAC Merger”, and together with the Initial Merger, the “Mergers”), the separate existence of Merger Sub 2 will cease and SPAC will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo.

As a result of the Mergers, among other things, (i) each outstanding share in Holdco shall automatically be cancelled, and in exchange for the right to receive newly issued ordinary shares in PubCo (“PubCo Ordinary Shares”) at the Holdco Exchange Ratio; (ii) each outstanding SPAC Unit will be automatically detached; (iii) each unredeemed outstanding share of SPAC Common Stock will be cancelled in exchange for the right to receive one PubCo Ordinary Share, (iv) each outstanding SPAC Rights will be cancelled and cease to exist in exchange for the right to receive one-sixth (1/6) PubCo Ordinary Share, and (v) each outstanding SPAC Warrant will be cancelled in exchange for the right to receive one PubCo Warrant. Each outstanding PubCo Ordinary Share will have a value at the time of the Closing of US$10.00.

In addition, following the Closing, PubCo will issue a one-time issuance of 20,000,000 PubCo Ordinary Shares (the “Earnout Shares”) to the Holdco’s shareholders who hold Holdco’s shares as of immediately prior to the Initial Merger Effective Time on a pro rata basis upon the occurrence of the Earn-out Event.

The following summarizes the unaudited number of PubCo Ordinary Shares outstanding at the time of Closing:

	Shares outstanding
	Ownership in shares	Ownership%
Plutonian ordinary shareholders held by public shareholders[1]	1,025,067	1.8%
Plutonian ordinary shareholders held by founders and underwriters[2]	1,805,479	3.2%
Shares issued to Holdco	50,000,000	87.6%
Shares issued to financial advisors	4,250,000	7.4%
Total shares	57,080,546	100.0%

(1)	Including Plutonian ordinary shares outstanding upon Closing of 66,734 shares (after considering actual redemption of 3,172,908 shares in May 2024) and Plutonian ordinary shares converted from rights of 958,333 shares.

(2)	Including Plutonian ordinary shares outstanding upon Closing of 1,437,500 shares, 266,125 shares and 57,500 shares held by the Initial Stockholders, the Sponsors and the underwriters respectively, and Plutonian ordinary shares converted from rights to the Sponsors of 44,354 shares.

Accounting for the Transactions

The Transactions will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Plutonian will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Holdco shareholders expecting to have a majority of the voting power of the combined company, Holdco comprising the ongoing operations of the combined entity, Holdco comprising a majority of the governing body of the combined company, and Holdco’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Transactions will be treated as the equivalent of Holdco issuing share for the net assets of Plutonian, accompanied by a recapitalization. The net assets of Plutonian will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Holdco.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that depict the accounting for the transaction (“Transaction Accounting Adjustments”). The pro forma financial information does not give effect to any anticipated synergies and dis-synergies identified by management (“Management’s Adjustments”) in the business combination. The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, SEC Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Business.”

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates and assumptions, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of June 12, 2024 and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. The unaudited pro forma combined financial information should not be relied on as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Holdco and Plutonian have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies before the consummation of the Business Combination.

There is no historical activity with respect to Pubco, First Merger Sub and Second Merger Sub accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are approximately 50,000,000 Ordinary Shares of Pubco to be issued to the Holdco Shareholders, such amount calculated using Fully-Diluted Holdco Shares, times Holdco Exchange Ratio. Fully-Diluted Holdco Shares (i) issued and outstanding Holdco Shares immediately prior to the Initial Merger Effective Time determined on an as-converted basis; plus (b) the number of Holdco Share issuable upon the exercise conversion or other exchange of outstanding convertible notes, warrants, options or other rights to acquire Holdco Shares, as applicable, issued and outstanding immediately prior to the Initial Merger Effective Time. Holdco Exchange Ratio represents the quotient obtained by dividing the Price per Holdco Share by US$10 (ten dollars). Price per Holdco Share means the quotient, expressed as a dollar number, obtained by dividing US$500,000,000 by the Fully-Diluted Holdco Shares.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31 2023

				Actual redemption
	(A)	(B)	Subsequent	Pro Forma		Pro Forma
	PLUTONIAN	DSY	financing	Adjustments		Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$425,852	$1,121,803	350,000	$737,375	(1)	$68,221
	-	-	-	(500,000	)(2)	-
	-	-	-	(706,809	)(3)	-
	-	-	-	(1,150,000	)(6)	-
				(210,000	)(7)
Advance to suppliers	-	47,741	-	-		47,741
Accounts receivables, net	-	20,315	-	-		20,315
Prepaid expenses and other current assets	89,472	843,093	-	210,000	(7)	512,565
				(630,000	)(7)
Inventories, net	-	1,325,975	-	--		1,325,975
Amounts due from related parties	-	562	-	--		562
Total Current Assets	515,324	3,359,489	350,000	(2,249,434)		1,975,379

Non-current assets:
Investment held in Trust Account	34,959,697	-	420,000	416,617	(1)	-
				(35,058,939	)(1)
				(737,375	)(1)
Property and equipment, net	-	3,977,725	-	-		3,977,725
Intangible asset, net		79,940				79,940
Operating lease right-of-use asset, net		628,532				628,532
Deferred offering costs		1,323,686		(1,323,686	)(3)	-
Deferred tax asset		515,885				515,885
Total Non-current Assets	34,959,697	6,525,768	420,000	(36,703,383)		5,202,082
Total Assets	35,475,021	9,885,257	770,000	(38,952,817)		7,177,461

LIABILITIES
Current liabilities
Short-term loan	-	1,408,471	-	-		1,408,471
Accounts payable	-	733,079	-	-		733,079
Contract liabilities, current	-	3,728,785	-	-		3,728,785
Promissory note – related party	800,000	-	350,000	(1,150,000	)(6)	-
Promissory note – Big Tree Cloud	210,000	-	420,000	(630,000	)(7)	-
Loans from a third party	-	-	-	-		-
Accrued expenses and other current liabilities	196,487	639,045	-	600,000	(3)	1,435,532
Lease liabilities, current	-	173,749		-		173,749
Amounts due to related parties	-	617,208		-		617,208
Franchise tax payable	42,800	-		-		42,800
Income tax payable	505,120	-		-		505,120
Excise tax payable	262,449	-		-		262,449
Total Current Liabilities	2,016,856	7,300,337	770,000	(1,180,000)		8,907,193

Lease liabilities, non current	-	450,883	-	-		450,883
Deferred underwriting fee payable	2,012,500	-	-	(500,000	)(2)	1,512,500
Contract liabilities, non current	-	3,521,176	-	-		3,521,176
Total Liabilities	4,029,356	11,272,396	770,000	(1,680,000)		14,391,752

Commitments and Contingencies

Common stock subject to possible redemption, $0.0001 par value; 15,000,000 shares authorized; 3,239,642 shares and 5,750,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively, at redemption value	34,790,696	-	-	416,617	(1)	-
				(35,058,939	)(1)
				(148,374	)(4)
SHAREHOLDERS’ DEFICIT
Ordinary Shares	176	50,000	-	(44,468	)(5)	5,708
Additional paid in capital	-	1,619,428	-	(2,608,301	)(3)	-
	-	-	-	148,374	(4)	-
	-	-	-	(3,300,739	)(5)	-
	-	-	-	4,141,238	(8)	-
Accumulated deficit	(3,345,207)	(3,398,283)	-	3,345,207	(5)	(7,561,715)
	-	-	-	(4,141,238	)(8)	-
	-	-	-	(22,194	)(3)	-
Accumulated other comprehensive loss	-	341,716	-	-		341,716
Total Shareholders’ Deficit	(3,345,031)	(1,387,139)	-	(2,482,121)		(7,214,291)
Total liabilities, ordinary shares subject to possible redemption and shareholders’ deficit	35,475,021	9,885,257	770,000	(38,952,817)		7,177,461

Unaudited Pro Forma Combined Balance Sheet Adjustments

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

(A)	Derived from the audited balance sheet of Plutonian as of December 31, 2023.

(B)	Derived from the unaudited balance sheet of Holdco as of December 31, 2023.

(1)	Reflects the release of cash from investment held in the Trust Account upon Closing, including trust account balance of US$34,959,697 as of December 31, 2023, interest income US$416,617 earned from January 2024 to May 2024, promissory note from Holdco of US$420,000, and partially offset by payments of actual redemption of 3,172,908 shares at the consideration of US$35,058,939 in May 2024.

(2)	Reflects the settlement of US$0.5 million out of US$2 million deferred underwriting commission incurred during the Plutonian IPO due upon Closing.

(3)	Reflects future cash payment of US$0.7 million and accrued expenses balance of US$0.6 million upon consummation of Business Combination and reduction of deferred offering costs of US$1.3 million which was reflected on Holdco’s historical balance sheet. Future cash payments include transaction costs of US$0.6 million and US$0.7 million to be paid by Holdco and Plutonian, respectively, in relation to the Business Combination and Private Placement, including advisory, banking, printing, legal and accounting services. As part of the Business Combination, US$2.6 million will offset to additional-paid-in capital.

(4)	Reflects the reclassification of Plutonian shares subject to possible redemption to permanent equity. Under the actual redemption in May 2024, 3,172,908 shares were redeemed for aggregate redemption payment of US$35,058,939.

(5)	Reflects 1) recapitalization of Holdco through issuance of Plutonian shares and eliminate Plutonian historical accumulated earnings; 2) the contribution of all the share capital in Holdco to Plutonian; 3) the total weighted average post-combination PubCo shares outstanding of 57,080,546 shares upon Closing, including 4,250,000 shares issued to two financial advisors. One of which financial advisors is entitled to receive, at the election of Holdco, US$22,500,000 or 2,250,000 PubCo ordinary shares upon closing. Holdco intends to settle in shares.

(6)	The US$350,000 of subsequent sponsor loan dated March 19, 2024 was included in this adjustment. The adjustment reflects subsequent settlement of promissory notes, including US$150,000 on June 20, 2023, US$210,000 on August 8, 2023, US$140,000 on September 14, 2023, US$300,000 on December 27, 2023 and US$350,000 on March 19, 2024, upon the completion of the business combination. The Sponsor may elect to convert the promissory notes into Plutonian’s shares or to require cash settlement on the earlier of: 1) the date on which Plutonian consummates an initial business combination, or 2) the date Plutonian liquidates if a business combination is not consummated. It is assumed to be settled in cash.

(7)	Reflects the payment of two subsequent promissory loans (US$210,000 per loan) dated January 31, 2024 and May 15, 2024 from Holdco. The receipt of the loan proceeds has been reflected on adjustment (1).

On November 9, 2023, January 31, 2024, and May 15, 2024, Plutonian issued three promissory notes of US$630,000 in aggregate to Holdco in order to deposit into the trust account and extend the business combination period from November 15, 2023 to August 15, 2024. Holdco has the option to convert the promissory note into Plutonian’s shares or to request cash settlement by either: 1) upon consummation of an initial business combination, or 2) termination of the Merger Agreement as per its terms, or 3) August 15, 2024. It is assumed to be settled in cash.

Adjustment (7) also reflects the elimination of both promissory note payable on Plutonian and prepaid expenses and other current assets on Holdco upon the consummation of the Business Combination.

(8)	Reflects the reclassification of additional paid-in capital and accumulated deficit to avoid negative balance of additional paid-in capital.

(9)	The unaudited pro forma balance sheet does not reflect the contingent liabilities to pay an aggregate of 20,000,000 additional PubCo Ordinary Shares as earnout consideration, after the Closing, upon the occurrence of contingent events (there are no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the personal care products or other consumer goods), because the performance condition cannot be reliably estimated as of June 12, 2024.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

			Actual redemption
					Pro Forma
	(A)	(B)	Pro Forma		Income
	PLUTONIAN	DSY	Adjustments		Statement
Revenues	$-	$4,158,057	$-		$4,158,057
Formation and operating costs	-	(1,378,127)	-		(1,378,127)
Franchise tax	(18,700)				(18,700)
General and administrative expenses	(787,818)	(1,887,213)	-		(2,675,031)
Selling expenses	-	(435,245)	-		(435,245)
Total operating (losses)/income	(806,518)	457,472	-		(349,046)

Other income/(expense):
Other income, net	-	33,561	-		33,561
Financial expense	-	(20,079)	-		(20,079)
Financial income	-	2,699	-		2,699
Interest earned on investment held in Trust Account	1,116,335	-	(1,116,335	)(1)	-
Gain on deregistration of subsidiaries		62,429			62,429

Total other income, net	1,116,335	78,610	(1,116,335)		78,610

Income before provision for income taxes	309,817	536,082	(1,116,335)		(270,436)
Income tax (expense)/benefit	(230,505)	45,302	-		(185,203)
Net income	79,312	581,384	(1,116,335)		(455,639)

Weighted average shares outstanding of ordinary shares	-	50,000	57,030,546	(2)	57,080,546
Weighted average shares outstanding of redeemable ordinary shares	3,771,728		(3,771,728)		-
Basic and diluted net income/(loss) per ordinary share	$0.21	11.63	-		$(0.01)
Weighted average shares outstanding of non-redeemable ordinary shares	1,761,125
Basic and diluted net loss per ordinary share	$(0.40)

Notes and adjustment to Unaudited Pro Forma Condensed combined Statement of Operations

The notes and pro forma adjustments to the unaudited condensed combined pro forma statements of operations consist of the following:

(A)	Derived from Plutonian’s unaudited statement of operations for the six months ended June 30, 2023, and audited consolidated statement of operations for the year ended December 31, 2023.

(B)	Derived from Holdco’s unaudited statement of operations for the six months ended December 31, 2023.

(1)	Represents an adjustment to reverse interest income related to cash and investment held in Trust Account.

(2)	The calculation of weighted average shares outstanding for basic and diluted net income/(loss) per share assumes that the Business Combination occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net income/(loss) per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED JUNE 30, 2023

			Actual redemption
					Pro Forma
	(A)	(B)	Pro Forma		Income
	PLUTONIAN	DSY	Adjustments		Statement
Revenues	$-	$6,293,340	$-		$6,293,340
Formation and operating costs	-	(2,663,924)	-		(2,663,924)
Franchise tax	(40,388)				(40,388)
General and administrative expenses	(607,007)	(2,199,987)	(800,000	)(3)	(3,606,994)
Selling expenses	-	(758,593)	-		(758,593)
Total operating (losses)/income	(647,395)	670,836	(800,000)		(776,559)

Other income/(expense):
Other expenses	-	(13,754)	-		(13,754)
Financial income/(expense), net	-	(1,328)	-		(1,328)
Interest earned on investment held in Trust Account	2,261,884	-	(2,261,884	)(1)	-
Loss on deregistration of subsidiaries		(347,423)			(347,423)

Total other income/(expense), net	2,261,884	(362,505)	(2,261,884)		(362,505)

Income before provision for income taxes	1,614,489	308,331	(3,061,884)		(1,139,064)
Income tax expense	(466,466)	(28,766)	-		(495,232)
Net income	1,148,023	279,565	(3,061,884)		(1,634,296)

Weighted average shares outstanding of ordinary shares	-	50,000	57,030,546	(2)	57,080,546
Weighted average shares outstanding of redeemable ordinary shares	3,624,357		(3,624,357)		-
Basic and diluted net income/(loss) per ordinary share	$0.61	5.59	-		$(0.03)
Weighted average shares outstanding of non-redeemable ordinary shares	1,761,125
Basic and diluted net income per ordinary share	$0.61

Notes and adjustment to Unaudited Pro Forma Condensed combined Statement of Operations

The notes and pro forma adjustments to the unaudited condensed combined pro forma statements of operations consist of the following:

(A)	Derived from Plutonian’s unaudited statement of operations for the nine months ended September 30, 2023 and 2022, and audited statement of operations for the year ended December 31, 2022.

(B)	Derived from Holdco’s audited statement of operations for the year ended June 30, 2023.

(1)	Represents an adjustment to reverse interest income related to cash and investment held in Trust Account.

(2)	The calculation of weighted average shares outstanding for basic and diluted net income/(loss) per share assumes that the Business Combination occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net income/(loss) per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

(3)	To reflect Plutonian’s transaction costs to be incurred of US$0.8 million.